SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2538	E-MAIL ADDRESS MNATHAN@STBLAW.COM

November 9, 2015

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed September 30, 2015
File No. 333-206686

John Reynolds

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter dated October 14, 2015 (the “Comment Letter”) and to reflect certain other changes, including updates regarding third quarter financial and operating data.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the page numbers of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Pre-IPO Transactions, page 8

1.                                      We note your response to comment 1. Please clarify under Risk Factors and MD&A that the TRA payouts will reduce the liquidity that would otherwise have been available to the company.

The Company has revised its disclosure on pages 45 and 97 of Amendment No. 2 to clarify that the TRA payments will reduce the Company’s liquidity.

2.                                      Please explain the basis for adjusting the outstanding stock options in connection with the TRA and the Distribution; for example, disclose whether the adjustments are required under the applicable stock option plans.

The Company has revised its disclosure on pages 8, 9, 63, 159 and 160 of Amendment No. 2 to clarify that, in connection with the TRA and the NewCo Distribution, the equitable adjustments to outstanding stock options are required by the plans adopted after the Centerbridge acquisition with respect to the stock options issued under those plans, and are discretionary, but consistent with past practice, with respect to the stock options issued prior to the Centerbridge acquisition, which were rolled over in the acquisition.

The Company respectfully advises the Staff that most of the outstanding stock options were issued under the stock option plans adopted after the Centerbridge acquisition, which are the 2010 American Renal Associates Holdings, Inc. Stock Incentive Plan (the “2010 Plan”) and the 2011 American Renal Associates Holdings, Inc. Stock Option Plan for Nonemployee Directors (the “2011 Plan”). Each of the 2010 Plan and the 2011 Plan contains provisions that require certain adjustments or substitutions (of which the type and amount are determined by the board of directors of the Company in accordance with the plans) to be made to the outstanding stock options thereunder in connection with certain corporate transactions, including, without limitation, stock splits, extraordinary dividends, reorganizations or other distributions.  The Company has determined that the TRA and the NewCo Distribution fall within the type of corporate transactions contemplated by adjustment provisions in the 2010 Plan and the 2011 Plan and, as a result, the Company is required by the terms of those plans to make equitable adjustments to the outstanding stock options in connection with such transactions.

The outstanding rollover options were issued under the American Renal Associates, Inc. 2000 Stock Option Plan (the “2000 Plan”) and the American Renal Holdings Inc. 2005 Equity Incentive Plan (the “2005 Plan”). No executive officer or director of the Company holds any rollover options issued under the 2000 Plan or the 2005 Plan. The Company has determined that, while the terms of these plans do not expressly require any adjustment to the outstanding rollover options in connection with the TRA and the Newco Distribution, it will nonetheless provide for similar equitable adjustments to the outstanding rollover options, which would be consistent with the Company’s past practice in connection with similar transactions.

Organizational Structure, page 10

3.                                      We note your response to comment 2. Please disclose in the filing how the organizational structure has facilitated the structuring of your debt. Please also include NewCo in your diagram and disclose the percentage membership interests held by each of the pre-IPO stockholders as a group and by ARA OpCo.

The Company respectfully advises the Staff that the Company and American Renal Holdings Intermediate Company, LLC (“Holdings Intermediate”) were incorporated and formed, respectively, on March 18, 2010, in anticipation of the acquisition by Centerbridge and the desire for flexibility in structuring debt financing in the future. Secured creditors prefer to hold debt at the operating company level closer to the assets and impose restrictive covenants at that level. In May 2010 American Renal Holdings Inc. (“ARH”) issued 8.375% Senior Secured Notes due 2018, which were repaid in full in 2013, and entered into a secured credit agreement for a revolving credit facility with ARH as borrower and Holdings Intermediate as parent guarantor. The Company’s existing secured credit agreements for first lien and second lien credit facilities are also with the same parties. The Company’s organizational structure enabled Holdings Intermediate to provide a secured guarantee of the secured notes and the secured credit facilities, pledging 100% of the capital stock of its direct wholly owned subsidiary ARH. Holdings Intermediate continues to provide a secured guarantee with respect to the Company’s existing secured credit facilities. In addition, the Company’s organizational structure provided the Company with the ability to enter into separate financing at the holding company level without affecting the debt issued at the lower tier companies. In March 2011, the Company issued 9.75% / 10.50% Senior PIK Toggle Notes due 2016, which were repaid in full in 2013. The Company has revised its disclosure on page 11 of Amendment No. 2 to discuss how its organizational structure has facilitated the structuring of its debt.

The Company respectfully advises the Staff that NewCo will be a third party and not part of the Company’s post-IPO organizational structure. The Company has revised its disclosure on pages 8 and 159 to explicitly state that the Company will not own any interest in NewCo after the distribution of all of the membership interests in NewCo from ARA OpCo to the Company’s pre-IPO stockholders.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

4.                                      Please refer to footnote (g) on page 65. You describe each adjustment as decreasing the Accumulated Deficit balance when it appears that a dividend or other described transaction would actually increase that balance. Please advise and revise as necessary.

The Company has revised its disclosure on page 66 of Amendment No. 2 to describe each adjustment under footnote (f) (formerly footnote (g)) as increasing the accumulated deficit balance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Contractual Obligations and Commitments

5.                                      We note you provided a pro forma table to give effect to the term loan refinancing, the distribution of clinic level debt to third parties and cancellation of Centerbridge management fees. Please tell us why you did not include the continuing impact of cash payments required by the TRA agreement disclosed on page 155.

The Company has revised the disclosure on pages 95 and 97 of Amendment No. 2 to make clear that the pro forma table does not include payments under the TRA. The Company respectfully advises the Staff that estimating the continuing impact of cash payments required by the TRA is by its nature imprecise as the calculation of amounts payable depends on a number of factors and future events not within the Company’s control. Such factors and the assumptions necessary to estimate potential TRA payments are disclosed on pages 45, 97, 157 and 158 of Amendment No. 2. The payment obligations under the TRA cannot be known to the Company at this time and, as such, the Company has not included such presentation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments.”

Certain Relationships and Related Party Transactions, page 155

Loan Servicing Agreement, page 159

6.                                      Throughout the filing you disclose you will transfer all of the intercompany loans provided to joint venture subsidiaries by American Renal Associates, LLC (ARA OpCo) to a newly formed, wholly owned subsidiary, NewCo. The membership interests in NewCo will then be distributed to pre-IPO shareholders on a pro rata basis in accordance with their ownership in the Company. Please tell us the significant terms of this transaction and how you intend to account for it in the consolidated financial statements. In addition, please specifically address the following:

•                  In the pro forma adjustments on page 65, you increase the intercompany loan balance and decrease the accumulated deficit. Please explain the accounting basis for this entry.

•                  On page 8 you disclose the NewCo intercompany loans will be reflected on the consolidated balance sheet in future periods as a result of this transaction. On page 156 you disclose that NewCo will be a wholly owned subsidiary. Please explain the underlying reasons and accounting basis for the presentation change of intercompany loans.

•                  To the extent the NewCo is a wholly owned subsidiary, please tell us why it is not included within the organizational structure and discussed in further detail on page 10.

•                  Please tell us how you intend to account for the loan servicing agreement between ARA OpCo loan payments and the servicing fees that will be paid to ARA OpCo.

NewCo Distribution and Accounting

The Company refers the Staff to its responses to questions 3 and 4 above. The Company will not own any interest in NewCo and accordingly NewCo will not be a subsidiary of the Company after the distribution of all of the membership interests in NewCo from ARA OpCo to the Company’s pre-IPO stockholders. The Company has included disclosure on the significant terms of this transaction on pages 159 and 160 of Amendment No. 2. After giving effect to such distribution, the balance of the assigned clinic loans will be reflected on the Company’s consolidated balance sheet as third-party clinic-level debt.

VIE Consolidation Analysis

The Company considered whether it will be required to consolidate NewCo as a variable interest entity (“VIE”) under ASC 810.

•                  Company’s variable interest in NewCo. First, the Company identified two possible variable interests in NewCo: (1) ARA OpCo’s right to service the assigned clinic loans and (2) ARA OpCo’s guarantee of the assigned clinic loans in proportion to its respective ownership interests in the applicable joint venture. The Company determined that the guarantee of its portion of the assigned clinic loans will not qualify as a variable interest because, as the Company controls (and therefore consolidates) the joint ventures, it is effectively only guaranteeing that it will repay its own borrowings. However, because the servicing fees that will be paid to ARA Opco do not meet all of the conditions for excluding such fees as variable interests specified in paragraph 37 of ASC 810-10-55, the Company determined that it will hold a variable interest in NewCo.

•                  NewCo as VIE. Next, given the Company’s variable interest in NewCo, the Company assessed whether NewCo will represent a VIE. An entity is a VIE if its equity at risk is not sufficient to permit the entity to carry on its activities without additional subordinated financial support. The Company concluded that NewCo will be deemed a VIE because it lacks sufficient equity at risk. The owners of NewCo will not be obligated to absorb NewCo’s losses due to the guarantees provided by ARA OpCo and its joint venture partners and, as such, the equity of NewCo would not be considered at risk.

•                  Company as primary beneficiary. Finally, as the Company determined that NewCo will be a VIE, the Company assessed whether it would be the primary beneficiary with respect to NewCo. The Company would have a controlling financial interest and must consolidate NewCo as a VIE if the Company has (1) the power to direct the activities of NewCo that most significantly impact NewCo’s economic performance and (2) the obligation to absorb significant losses of NewCo or the right to receive significant benefits from NewCo. The Company concluded that it will not be the primary beneficiary as it will lack the power to direct the activities of NewCo. NewCo will be formed for the purpose of transferring and maintaining the loans receivable. The assigned clinic loans will be the only assets of NewCo; therefore, the servicing and collection of the loans are the activities that will most significantly impact NewCo’s economic performance. As NewCo will have the right to direct how ARA OpCo will service the loans pursuant to the loan servicing agreement and ARA OpCo will not have the power to direct the activities of NewCo pursuant to any agreement or otherwise, the Company will not have the right to direct the activities that most significantly impact NewCo’s economic performance.

Based on the analysis set forth above, the Company concluded that it will not be required to consolidate NewCo.

Accounting for Loan Servicing Agreement

The Company intends to account for the loan payments as payments of principal and interest on third-party debt. In addition, the Company intends to account for the servicing fees it will receive pursuant to the loan servicing agreement as other income.

7.                                      Please describe the material terms of the Contribution Agreement and identify the related persons party to the agreement. Disclose each related person’s interest in NewCo and the approximate dollar value of the amount of each related person’s interest in the transaction. See Item 404(a) of Regulation S-K. Please also file the Contribution Agreement as an exhibit.

The Company has revised its disclosure on page 159 of Amendment No. 2 to describe the material terms of the contribution, assignment and assumption agreement and identify ARA Opco and NewCo as the parties to this agreement. The Company will file the form of this agreement as Exhibit 10.26 to Amendment No. 2.

In addition, the Company has revised its disclosure on page 160 of Amendment No. 2 to disclose the percentage membership interests in NewCo of Centerbridge and those of the Company’s executive officers and directors, reflecting the NewCo Distribution being made based on each such related person’s ownership of shares of the Company’s common stock as of September 30, 2015.

8.                                      Please identify the Centerbridge affiliate that will be the managing member of NewCo and describe the material terms of any agreement between this affiliate and the company or NewCo regarding it duties and compensation relating to NewCo. Please also file any such agreement as an exhibit.

The Company has revised its disclosure on page 159 of Amendment No. 2 to clarify that the Centerbridge affiliate that will be the manager of NewCo will be a newly formed entity. The Company will identify the Centerbridge entity once that entity has been formed. The Company respectfully advises the Staff that there will be no agreements between this affiliate and the Company or NewCo regarding such affiliate’s duties and compensation relating to NewCo other than NewCo’s amended and restated limited liability company agreement, which will be entered into at the time of the NewCo Distribution. As indicated in responses above, NewCo will be a third party following the NewCo Distribution. The Company does not believe it is required to file such third party’s organizational documents.

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:                                Securities and Exchange Commission

Ronald E. Alper

Tia Jenkins

Brigitte Lippmann

Brian McAllister

American Renal Associates Holdings, Inc.

Joseph A. Carlucci

Michael R. Costa, Esq.

Latham & Watkins LLP

Peter N. Handrinos, Esq.

Nathan Ajiashvili, Esq.